SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cliffs Natural Resources Inc.
(Name of Issuer)

Common Shares, par value $0.125 per share
(Title of Class of Securities)

18683K101
(CUSIP Number)

Casablanca Capital LP 450 Park Avenue, Suite 1403 New York, NY 10022 Attn: Douglas Taylor (212) 759-5626 David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Casablanca Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IA; PN

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CUSIP No. 18683K101	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Donald G. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF; PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,907,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 18683K101	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Douglas Taylor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,906,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,906,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,906,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

4

CUSIP No. 18683K101	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Celso Lourenco Goncalves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 50,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON IN

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This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on February 12, 2014 (“Amendment No. 1” and together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”) with respect to the shares of common stock, par value $0.125 per share (the “Common Stock”), of Cliffs Natural Resources Inc., an Ohio corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 6, 2014, Casablanca sent a letter to representatives of the Issuer indicating Casablanca’s intention to nominate six candidates for election to the Board at the Annual Meeting (the “March 6 Letter”). The March 6 Letter discussed the decline of the value of the Issuer’s Common Stock by 80% since July 2011 and the Board’s role in such decline. In the March 6 Letter, Casablanca also described its strategy for creating value at the Issuer, suggesting that the Issuer (i) refocus on the core U.S. business, (ii) extract value through immediate divestiture of the Issuer’s Asia Pacific assets, (iii) address a bloated cost structure, (iv) create second-stage value through a master limited partnership transaction or otherwise, and (v) change its management and Board. Casablanca also issued a press release (the “March 6 Press Release”) containing the full text of the March 6 Letter. The foregoing summary of the March 6 Press Release and March 6 Letter is qualified in its entirety by reference to the full text of the March 6 Press Release, which contains the full text of the March 6 Letter, a copy of which is attached hereto as Exhibit 8 and is incorporated by reference herein.

Also on March 6, 2014, Casablanca posted various soliciting materials to www.FixCliffs.com (the “Website”), including a presentation (the “Presentation”) to shareholders of the Issuer setting forth in greater detail the key points addressed by the March 6 Letter. The foregoing summary of the Presentation is qualified in its entirety by reference to the full text of the Presentation, a copy of which is attached hereto as Exhibit 9 and is incorporated by reference herein.

In addition, Casablanca filed a preliminary proxy statement with the SEC on March 6, 2014 in connection with its intent to nominate Robert P. Fisher, Jr., Mr. Goncalves, Patrice E. Merrin, Joseph Rutkowski, Gabriel Stoliar and Mr. Taylor to the Board.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Robert P. Fisher, Jr., Patrice E. Merrin, Joseph Rutkowski and Gabriel Stoliar have each entered into a nominee agreement with Casablanca (each a “Nominee Agreement” and collectively, the “Nominee Agreements”), pursuant to which each has agreed to stand for election to the Board and to serve as a director if elected. Pursuant to the Nominee Agreements, Casablanca and its affiliates have agreed to pay the costs of soliciting proxies in connection with the Annual Meeting and indemnify such Nominees for claims arising from their role as a nominee for director. The foregoing summary of the Nominee Agreements is qualified in its entirety by reference to the full text of the Form of Nominee Agreement, a copy of which is attached as Exhibit 10 hereto and is incorporated by reference herein.

Other than the Nominee Agreements or as previously disclosed in the Schedule 13D as

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previously amended, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
8	Press Release, dated March 6, 2014.
9	Presentation, dated March 6, 2014.
10	Form of Nominee Agreement
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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2014

CASABLANCA CAPITAL LP

By:	/s/ Douglas Taylor
Name:	Douglas Taylor
Title:	Chief Executive Officer

/s/ Donald G. Drapkin
Donald G. Drapkin

/s/ Douglas Taylor
Douglas Taylor

/s/ C. Lourenco Goncalves
C. Lourenco Goncalves
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